Exhibit 8

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
Matrix IT Ltd.	Israel
Magic Software Enterprises Ltd.	Israel
nextSource Inc.(1)	United States
Sapiens International Corporation N.V.	Netherlands Antilles Islands

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(1)           nextSource Inc. was our subsidiary during the periods covered by this annual report. In October 2009, we completed the sale of our entire shareholdings in nextSource Inc. and it is not a subsidiary of us any more.